June 11, 2012

VIA EDGAR

Ms. Loan Lauren P. Nguyen, Special Counsel

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bloomin’ Brands, Inc.
Registration Statement on Form S-1
File No. 333-180615

Dear Ms. Nguyen:

On behalf of Bloomin’ Brands, Inc. (the “Company”), we transmit herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-1 (as amended, the Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated May 31, 2012 (the “Letter”). We also are forwarding a copy of this letter under separate cover, together with four (4) courtesy copies of Amendment No. 2, marked to show the revisions made in response to the Staff’s comments.

In order to facilitate your review, we have attached as Exhibit A to this letter a draft of the opinion of Baker & Hostetler LLP that will be filed as Exhibit 5.1 to the Registration Statement prior to effectiveness.

For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold type. All page references in the responses set forth below refer to page numbers in Amendment No. 2.

Prospectus Cover Page

1.	Please revise here and in the underwriting section of your prospectus to clarify how the share purchases will be allocated among the shareholders if the underwriters’ option to purchase additional shares is not exercised in full.

Chicago         Cincinnati         Cleveland         Columbus         Costa Mesa

Denver         Houston         Los Angeles         New York         Orlando         Washington, DC

June 11, 2012

The Company will revise the prospectus cover page and the Underwriting section in response to the Staff’s comment once these arrangements have been determined.

2.	Please revise to remove the references to the words “Joint Book-Running Managers,” “Co-Lead Manager” and “Co-Managers” on the prospectus cover page.

The Company has revised the prospectus cover page in response to the Staff’s comment.

Inside and Outside Cover Page Graphics

3.	We note your response to our prior comments 4 and 5 and reissue in part. Please revise to remove the words “innovation,” “dedication” and “fresh” from the second page of the inside cover page graphics. Also please remove the words “quality,” “passion” and “pride” and the statement that “[e]very meal we serve tells our story” from the third page of the inside cover page graphics. In addition, please remove all the text from the first two pages of your outside cover page graphics. The text that we have requested be removed appears to present an unbalanced presentation of certain aspects of your business. For example, the graphics do not appear to depict “innovation,” “dedication,” “passion,” and “pride.” Furthermore, text accompanying graphics should only be used to the extent necessary to briefly explain visuals in the presentation, and graphics should generally only be used to depict a registrant’s products or services.

The Company has revised its graphics in response to the Staff’s comment.

Prospectus Summary, page 1

4.	Please revise the first sentence in the second paragraph to state that it is your belief that you strengthened your management team.

The Company has revised its disclosure on pages 1, 53 and 95 in response to the Staff’s comment.

5.	We note your response to our prior comment 9 and reissue in part. Please revise to define “upscale” and “high quality” or remove the qualitative descriptions as it is unclear how the terms describe Bonefish Grill, Fleming’s and Roy’s. The respective restaurants appear to operate in the full service restaurant chain segment. If the terms are used in the Knapp-Track High End index, please state so. Additionally, please explain what you mean with the phrases, “highly attentive service,” “attentive service” and “high-end yet approachable service.” Please revise to remove or clarify that the service is comparable to service found at other full service restaurants. Lastly, explain what is a “lively dining experience.” If you meant to state that you provide free live music, please revise to state so.

June 11, 2012

We note that the terms referenced in the Staff’s comments seek to describe the Company’s brand positioning within the full service restaurant chain segment. The two main categories of the full service restaurant segment defined by price point are casual dining and fine dining. These are the two categories used by the Knapp-Track indices; however, various restaurant concepts, including the Company’s, seek to position themselves between these two price points so that customers are offered some of the aspects attributed to a fine dining experience and some to a casual dining experience.

The Company’s Outback Steakhouse and Carrabba’s concepts are positioned in the casual dining category and Fleming’s and Roy’s are in the fine dining category. The Company has revised its disclosure on pages 2, 96 and 105 to delete the references to “upscale.”

Bonefish Grill is positioned as an upscale casual restaurant, meaning that the prices and atmosphere fall between the levels of casual and fine dining. The concept seeks to deliver the design elements, food quality and knowledgeable service suggestive of fine dining restaurants, except that the atmosphere is more relaxed and the prices are lower than fine dining. The Company has included additional disclosure on page 103 to clarify its use of this term as a description of its brand positioning.

With respect to the high quality of the food at Bonefish Grill, Fleming’s and Roy’s, the Company has revised the disclosure on pages 104 and 105 in response to the Staff’s comment.

The Company has also revised its disclosure on pages 1, 3, 52, 95, 98, 99 and 103 in response to the Staff’s comment to remove the references to “highly attentive service.” With regard to the terms “attentive service” and “high-end, yet approachable service,” the Company has revised its disclosure on pages 104 and 114 to further explain how it believes its concepts provide service levels that exceed those of other full-service restaurants. Page 114 further notes the customer recognition that certain of the Company’s concepts have received in this area.

The Company has revised its disclosure on pages 2, 96 and 105 to remove the reference to a “lively dining experience.”

6.	We note your response to our prior comment 12 and the revised disclosure stating that Roy’s provides an “upscale” dining experience featuring Pacific Rim cuisine. This revised disclosure appears to conflict with your response to our prior comment 14 as you note that the Knapp-Track High End index is an index of high-end restaurants and it is your belief that there is no comparable Knapp-Track index that would provide corresponding information for Roy’s. Please advise or revise your description of Roy’s.

June 11, 2012

Please refer to our response to comment #5 above. As we indicated in our response to prior comment #14, the Knapp-Track Fine Dining Index only includes fine dining steakhouses. The Company believes this provides an appropriate comparison for traffic at Fleming’s, but not for Roy’s due to the different nature of the cuisine.

7.	We note your disclosure on pages 1 and 95 of the cumulative percentages by which each of your restaurants outperformed the Knapp-Track index over the last two years. Please revise by disclosing the percentage that each restaurant outperformed the Knapp-Track index for each year.

The Company has revised its disclosure on pages 1 and 95 in response to the Staff’s comment.

8.	Please revise the last sentence of the third paragraph to provide the net income (loss) for the three years that you referenced.

The Company has revised its disclosure on pages 1 and 95 in response to the Staff’s comment.

Recent Evolution of Our Business, page 2

9.	We note your response to our prior comment 16 and your revised disclosure on page 3 that “[you] estimate that [productivity and cost management initiatives] allowed [you] to save over $200 million in the aggregate, although [you] faced rising commodity prices.” It appears that in the last fiscal year and in your most recent interim stub, your cost- saving initiatives and price increases were only able to partially offset the rising cost of commodities. Please revise to clarify here that your cost of sales has increased despite such cost saving measures. Similarly, please revise your disclosure in your Productivity section on page 4 to clarify that your cost savings only partially offset commodity inflation.

The Company has revised its disclosure on pages 3, 4 and 98 in response to the Staff’s comment.

Competitive Strengths, page 3

10.	We note your response to our prior comment 19 and reissue in part. Please substantiate the statement that you offer a “compelling customer experience” with “superior” value by providing us with materials that distinguishes you from your competitors or remove such statements. Also revise throughout the prospectus.

June 11, 2012

As further explained below, the Company believes that it has a sufficient basis for the language cited by the Staff and that the disclosure provides an adequate explanation of that basis. In addition, the supplemental materials previously provided to the Staff support the Company’s belief.

The full service sector of the restaurant industry in which the Company operates is highly competitive and the Company must distinguish itself from its peers in order to be successful. The Company believes that it has done so by offering an all-around customer experience that attracts and retains customers. Specifically, the Company’s stated belief that it offers a “compelling customer experience” is based on the bulleted elements on the bottom of page 3 and the top of page 4. Each of these elements is described in more detail on pages 98 and 99. With respect to the first two bullets related to food and service, the Zagat rankings referenced on page 3 and more fully disclosed on pages 98, 99 and 104 provide third-party support for the Company’s belief. The Company’s efforts to provide pricing options that it believes will be attractive to customers are also described on page 99, with specific examples provided. Please also refer to our responses to comments #5 and #11 for additional clarifications regarding the Company’s disclosure regarding its service and pricing. As further described on pages 109 and 110, the Company also utilizes customer feedback to develop and refine its approach in each of these areas so that it is in line with what customers are seeking in their dining experience.

The Company also believes that objective measures support its belief that its combination of food, service, ambience and pricing combine to provide an experience that is “compelling” to customers. The Company’s leading market positions across concepts, its positive comparable restaurant sales over the last eight quarters in each of its concepts and its traffic growth over the last two years all demonstrate that it is successfully providing a positive customer experience that distinguishes it from its peers. The Company believes that these facts demonstrate its success in providing a “compelling” experience that attracts and retains customers. For these reasons, the Company believes it has sufficient basis to state its belief that it offers a compelling customer experience.

With respect to the use of the term “superior value” on page 4, the Company has revised its disclosure on pages 3, 4 and 98 in response to the Staff’s comment. As revised, the Company believes it has a sufficient basis for its disclosure. The value that the Company offers to customers is a product of all of the elements discussed above. As such, the Company’s belief that it provides outstanding value is supported by all of the same factors discussed above.

The Company believes that the supplemental materials previously provided to the Staff support its disclosure attributed to third parties, such as the Zagat’s rankings, the market position disclosures and the traffic growth numbers.

11.	We note your response to our prior comment 22 and reissue in part. Please substantiate the statement that the lower priced menu items have not sacrificed profit margin. Alternatively, please remove such statement. Additionally, please revise your disclosure in your Attractive Prices section on page 4 to disclose that you have also increased prices in order to try to offset the impact of rising commodity prices. Lastly, please revise to clarify what you mean by “attractive prices” by including in brackets the range of prices.

June 11, 2012

The Company has revised its disclosure on pages 4 and 99 in response to the Staff’s comment.

With respect to the Staff’s request for disclosure in brackets of a range of prices to clarify what the Company means by “attractive prices,” on page 99 the Company had provided and has added additional examples (including pricing information) of lower priced items and limited-time offers. These examples, along with the related disclosure, explain the Company’s efforts to achieve pricing that it believes attracts customers based on the value of the item for the price. However, the nature of attractive pricing depends on whether the restaurant concept falls within the casual, upscale casual or fine dining categories, and menu item or promotion to be provided (e.g, lobster versus a salad), among other factors. As a result, the Company does not believe a bracketed range of prices would be helpful to investors, as a price point that may be attractive for one item may not be attractive for another item.

Our Sponsors, page 6

12.	We note your response to our prior comment 29 and reissue in part. Please revise to briefly discuss here the conflicts of interest that your founders may have with your business and the termination fee to be paid in connection with this offering.

The Company has revised its disclosure on pages 6 and 7 in response to the Staff’s comment.

Ownership Structures, page 55

13.	We note your response to our prior comment 41 and reissue in part. We note your disclosure on page 55 that your legal ownership interests as a general partner in these partnerships and joint ventures generally range from 50% to 90%. Please revise to disclose separately the range of your legal ownership interests as a general partner in the limited partnerships.

The Company has revised its disclosure pages 55 and 115 in response to the Staff’s comment.

Business, page 95

Experienced Executive and Field Management Teams, page 100

14.	Please revise the first sentence in the second paragraph of this section to state as a belief and revise to remove the word “deep.”

The Company has revised its disclosure on page 100 in response to the Staff’s comment.

June 11, 2012

15.	Please balance the last sentence in the second paragraph of this section by disclosing that “[i]n the future [you] do not plan to utilize limited partnerships for domestic company owned restaurants.” Similarly, please revise your disclosure in the first paragraph of your Area Operating, Managing and Chef Partner Programs section on page 112.

The Company’s plan to no longer utilize limited partnerships for domestic company-owned restaurants does not impact the substance of the compensation structure described here and in more detail on pages 112 and 113. As explained on page 112, the revised compensation structure utilizes the Partner Ownership Account for managing and chef partners rather than the Partner Equity Program, but the structure is designed to provide similar incentives. Specifically, area operating, managing and chef partners are still required to make initial cash investments and are still incentivized by their participation in restaurant cash flows and eligibility for bonuses tied to restaurant performance. As disclosed on pages 112 and 113, the managing and chef partner program was modified in April 2011 and, as of March 31, 2012, approximately 58% of managing and chef partners were participating in the Partner Ownership Account program. Based on experience to date and future expectations, the Company does not believe the change in structure will adversely impact its incentive compensation program. Accordingly, the Company has not revised its disclosure in response to the Staff’s comment.

Advertising and Marketing, page 102

16.	We note your response to our prior comment 64 and reissue in part. Please revise to clarify what you consider to be a sufficient number of restaurants to make the media purchase efficient.

The Company has revised its disclosure on page 111 in response to the Staff’s comment.

Sourcing and Supply, page 115

17.	We note your response to our prior comment 68 and reissue. Please revise to clarify what you mean by building “stronger relationships with [your] key vendors.”

The Company has revised its disclosure on page 115 in response to the Staff’s comment.

Underwriting, page 178

18.	Please revise to indicate that the selling shareholders may be deemed to be underwriters with respect to the shares they are offering.

June 11, 2012

The Company does not believe such disclosure is necessary based on the facts and circumstances. The Company also does not believe such disclosure is customary in similar firm-commitment underwritten initial public offerings with a selling shareholder component. As a result, including the requested disclosure might imply an involvement by selling shareholders in the underwriting of the offering that does not exist.

While the identity of all the selling shareholders and the numbers of shares they will offer have not yet been determined, the Company does not believe the selling shareholders will be “underwriters” as defined in Section 2(a)(11) of the Securities Act of 1933 based on the facts available at this time. The shares that may be offered by selling shareholders were not purchased with a view towards distribution. Rather, they were generally acquired approximately five years ago as part of a “going private” transaction. There has been no public market for the Company’s shares since that transaction, and the Company’s shareholders have borne the investment risk associated with holding its shares during this time period.

The selling shareholders also will not be offering or selling shares on behalf of the Company. None of the potential selling shareholders are in the business of underwriting securities and, to the Company’s knowledge, none is a broker-dealer or an affiliate of a broker-dealer. They will be selling their own shares, for their own accounts, and each shareholder that offers shares will have made an individual decision to do so.

The amounts of shares to be sold by the selling shareholders have not yet been determined, but it is expected that most selling shareholders will offer a small number of shares relative to the number of shares to be offered by the Company. It is also expected that even the selling shareholders selling the largest number of shares in the offering will sell only a minority of the total shares to be sold in the offering.

Based on the facts and circumstances, the selling shareholders will not be acting as conduits for the Company in connection with this offering. The Company has referred to Securities Act Rules Compliance and Disclosure Interpretations, Question 612.09, in arriving at this conclusion.

The Company acknowledges that certain potential selling shareholders may be deemed to be affiliates of the Company. However, the Company does not believe any such relationship necessitates the conclusion that any such selling shareholders may be deemed underwriters in this offering. As noted in Securities Act Rules Compliance and Disclosure Interpretations, Question 212.15, affiliates may, under appropriate circumstances, make genuine secondary offerings. In such an offering, the sellers would not be acting as underwriters in an indirect primary offering. The Company also believes that many affiliates of issuers have participated as selling shareholders in firm commitment underwritten initial public offerings without being deemed underwriters or providing the requested disclosure.

As a result of all of the foregoing, the Company does not believe there is any basis upon which the selling shareholders could be deemed underwriters and therefore has not included the requested disclosure.

Where You Can Find More Information, page 186

June 11, 2012

19.	Please revise to include your Internet address.

The Company has revised its disclosure on pages 7 and 186 in response to the Staff’s comment.

If you have any questions regarding the foregoing or Amendment No. 2, please contact the undersigned at (216) 861-7398.

Very truly yours,

/s/ John M. Gherlein

cc:	Elizabeth A. Smith, Bloomin’ Brands, Inc. Joseph J. Kadow, Bloomin’ Brands, Inc.

June 11, 2012

Exhibit A

Draft of Exhibit 5.1 opinion of Baker & Hostetler LLP

[Baker & Hostetler LLP Letterhead]

[             ], 2012

Bloomin’ Brands, Inc.

2202 North West Shore Boulevard, Suite 500

Tampa, Florida 33607

Ladies and Gentlemen:

We have acted as counsel for Bloomin’ Brands, Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1, File No. 333-180615 (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement relates to [the offer and sale of up to [                 ] shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), which includes up to [                 ] shares of Common Stock to be issued and sold by the Company (the “Primary Shares”) and up to [                 ] shares to be offered and sold by certain selling stockholders named in the Registration Statement (the “Selling Stockholders”) (including [                 ] shares subject to the underwriters’ over-allotment option described in the Registration Statement) (the “Secondary Shares” and together with the Primary Shares, the “Shares”). The Shares are proposed to be sold pursuant to an underwriting agreement (the “Underwriting Agreement”) to be entered into among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the underwriters named therein.

We have examined such documents and such matters of fact and law as we deem necessary to render the opinions contained herein. In our examination, we have assumed, but have not independently verified, the genuineness of all signatures, the conformity to original documents of all documents submitted to us as certified, facsimile or other copies, and the authenticity of all such documents. As to questions of fact material to this opinion, we have relied on certificates or comparable documents of public officials and of officers and representatives of the Company.

Based on the foregoing, and subject to the qualifications stated herein, we are of the opinion that:

(i)     when the Company files its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, a form of which has been filed as an exhibit to the Registration Statement, when the price at which the Primary Shares are to be sold has been approved by or on behalf of the Board of Directors of the Company and when the Primary Shares have been issued and sold as contemplated in the Registration Statement, and upon payment and delivery in accordance with the Underwriting Agreement, the Primary Shares will be validly issued, fully paid and non-assessable; and

June 11, 2012

(ii) the Secondary Shares are validly issued, fully paid and non-assessable.

The opinions expressed herein are limited to the General Corporation Law of the State of Delaware and we express no opinion as to the effect on the matters covered by this letter of the laws of any other jurisdiction.

We hereby consent to the filing of this letter as Exhibit 5.1 to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the prospectus included therein. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,